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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                              ITC/\DeltaCom, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  45031T 10 4
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                                (CUSIP Number)

Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
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                      West Point, GA 31833 (706) 645-8139
                      -----------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 23, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

----------------------                                  ----------------------
CUSIP No. 45031T 10 4                                   Page 2 of 5 Pages
----------------------                                  ----------------------

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1    NAME OF REPORTING PERSON
     CAMPBELL B. LANIER, III
     C/O ITC HOLDING COMPANY, INC., 1239 O.G. SKINNER DRIVE
     WEST POINT, GA 31833
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
     N/A                                                                (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
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                               7  SOLE VOTING POWER
                                  7,741,627

       NUMBER OF        -------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY                374,848
        OWNED BY
          EACH          -------------------------------------------------------
       REPORTING               9  SOLE DISPOSITIVE POWER
         PERSON                   7,741,627
          WITH
                        -------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  374,848
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,116,475
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.8%
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14   TYPE OF REPORTING PERSON*
     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 45031T 10 4                                   Page 3 of 5 Pages
----------------------                                  ----------------------

          This statement amends the Schedule 13D filed with the Securities and Exchange Commission on November 10, 1998 by Campbell B. Lanier, III (the "Reporting Person"), relating to the Common Stock, par value $.01 (the "Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"). All share amounts and purchase prices have been adjusted to reflect the Company's two-for-one stock split completed on September 4, 1998.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Item 3 is hereby amended by adding the following supplemental information:

          On December 3, 1997, the Reporting Person purchased on the open market 20,000 shares of Common Stock at $7.1562 per share. The funds used to purchase these shares came from the Reporting Person's personal funds.

          On December 8, 1997, the Reporting Person purchased on the open market 20,000 shares of Common Stock at $7.0937 per share. The funds used to purchase these shares came from the Reporting Person's personal funds.

          On January 20, 1998, the Reporting Person exercised stock options to purchase 13,934 shares of Common Stock at $1.9231 per share. The funds used to purchase these shares came from available cash on hand.

          On March 16, 1998, the Reporting Person received 99,976 shares of Common Stock from the Campbell B. Lanier, III 1997 Annuity Trust (the "Annuity Trust"). The Reporting Person is a beneficiary of the Annuity Trust and, pursuant to the terms of the Annuity Trust, elected to have the fiscal year 1998 payment paid in shares of Common Stock instead of cash. The number of shares paid was calculated based on a per share price of $30.25 which was the fair market value of the shares on the payment date.

          On March 31, 1998, the Reporting Person gifted an aggregate of 954,400 shares of Common Stock to a total of five (5) charitable organizations. Of this 954,400 shares of Common Stock, 128,000 shares were gifted by the Reporting Person to the Lanier Family Foundation. The Reporting Person is a trustee of the Lanier Family Foundation and therefore, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, and this Schedule 13, the Reporting Person may be deemed to be the beneficial owner of any such shares owned by the Lanier Family Foundation.

          On November 23, 1998, the Reporting Person contributed 628,773 shares of Common Stock valued at $15.904 per share to an exchange fund in exchange for a certain number of shares of interest in the exchange fund. This contribution transferred all incidents of ownership, including the power to vote the Common Stock, the power to dispose of the Common Stock and the market risk associated with the Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

          Item 4 is hereby amended by adding the following supplemental information:

          The Reporting Person has acquired for investment purposes those shares of Common Stock that he owns directly. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock. The Reporting Person, however, reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of an additional portion of the Common Stock which he now owns or may hereafter acquire.
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CUSIP No. 45031T 10 4                                   Page 4 of 5 Pages
----------------------                                  ----------------------


          Except as described in this Schedule 13D report, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended by adding the following supplemental information:

          As of the date of this report, the Reporting Person beneficially owns an aggregate of 8,116,475 shares of Common Stock, which represents approximately 15.8% of the shares of Common Stock outstanding on September 30, 1998. The shares beneficially owned by the Reporting Person include: 2,414 shares of Common Stock held of record by the Reporting Person's wife, Jane Lanier; 257,674 shares of Common Stock held of record by the Lanier Family Foundation, of which the Reporting Person is co-trustee; and 114,760 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which the Reporting Person is co-trustee. The amount reported as beneficially owned by the Reporting Person also includes 578,596 shares of Common Stock that the Reporting Person has the right to purchase within 60 days of December 15, 1998 pursuant to outstanding options.

          The number of shares of Common Stock as to which the Reporting Person has
           (i)   sole power to vote or direct the vote is              7,741,627

           (ii)  shared power to vote or direct the vote is              374,848

           (iii) sole power to dispose or direct the disposition is    7,741,627

           (iv)  shared power to dispose or direct the disposition is    374,848

          On November 23, 1998, the Reporting Person contributed 628,773 shares of Common Stock valued at $15.904 per share to an exchange fund in exchange for a certain number of shares of interest in the exchange fund. This contribution transferred all incidents of ownership, including the power to vote the Common Stock, the power to dispose of the Common Stock and the market risk associated with the Common Stock.

          No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier, except with respect to (i) the 2,414 shares of Common Stock owned by Jane Lanier, the Reporting Person's wife, of which Mrs. Lanier has such rights, (ii) the 257,674 shares of Common Stock owned by the Lanier Family Foundation, of which the Lanier Family Foundation has such rights, and (iii) the 114,760 shares of Common Stock owned by the Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust (the "Life Insurance Trust"), of which the Life Insurance Trust has such rights.
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CUSIP No. 45031T 10 4                                   Page 5 of 5 Pages
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Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 30, 1998


CAMPBELL B. LANIER, III


/s/  Campbell B. Lanier III
---------------------------